Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cheniere Energy Partners GP, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-151155) on Form S-8 and the registration statements (Nos. 333-220017 and 333-219268) on Form S-3 of Cheniere Energy Partners, L.P. of our report dated February 20, 2018, except as to Notes 12 and 20, which are as of June 15, 2018, with respect to the consolidated balance sheets of Cheniere Energy Partners, L.P. as of December 31, 2017 and 2016, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in the Form 8-K of Cheniere Energy Partners L.P. dated June 15, 2018.
Our report refers to a change in the method of accounting for revenue recognition.
/s/ KPMG LLP

Houston, Texas
June 15, 2018